Exhibit 99.1

Computershare
1500 Robert-Bourassa Blvd., 7th Floor
Montreal QC, H3A 3S8
www.computershare.com

August 2, 2023

To: All Canadian Securities Regulatory Authorities

Subject: LIMINAL BIOSCIENCES INC

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Special Meeting
Record Date for Notice of Meeting :	August 15, 2023
Record Date for Voting (if applicable) :	August 15, 2023
Beneficial Ownership Determination Date :	August 15, 2023
Meeting Date :	September 15, 2023
Meeting Location (if available) :	Virtual Meeting
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:

NAA for Beneficial Holders	No
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	No
Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	53272L202	CA53272L2021

Sincerely,

Computershare
Agent for LIMINAL BIOSCIENCES INC